UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
July 25, 2011

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On July 25, 2011, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to second quarter 2011 consolidated earnings. A copy of the press release relating to such announcement, dated July 25, 2011, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit No.	Exhibit
99.1	Press Release dated July 25, 2011*

_____
*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: July 25, 2011

By: /s/ David V. Devault
David V. Devault
Senior Executive Vice President,
Secretary and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 25, 2011*

_____

* Filed herewith

[Graphic Omitted]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: July 25, 2011
FOR IMMEDIATE RELEASE

Washington Trust Announces Record Net Income for Second Quarter 2011
Diluted Earnings Per Share up 39% over Second Quarter 2010

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (NASDAQ Global Select®; symbol: WASH), parent company of The Washington Trust Company, today announced second quarter 2011 net income of $7.6 million, or 46 cents per diluted share, compared to second quarter 2010 net income of $5.3 million, or 33 cents per diluted share. The returns on average equity and average assets for the second quarter of 2011 were 10.83% and 1.04%, respectively, compared to 8.05% and 0.73%, respectively, for the same period in 2010.

For the six months ended June 30, 2011, net income amounted to $14.4 million, or 88 cents per diluted share, compared to $10.5 million, or 65 cents per diluted share, for the same period in 2010. The returns on average equity and average assets for the first six months of 2011 were 10.44% and 0.99%, respectively, compared to 8.03% and 0.72%, respectively, for the same period in 2010.

"Washington Trust posted record quarterly net income, as our state-wide presence and client base continues to grow in a challenging economy," stated Joseph J. MarcAurele, Washington Trust Chairman, President and Chief Executive Officer. "We're excited about the opportunities offered by our new East Providence branch, which is scheduled to open in September 2011."

Financial Highlights:

- A gain of $203 thousand ($141 thousand after tax; 1 cent per share) was recognized on the sale of a bank property in the second quarter of 2011.
- Net interest margin amounted to 3.21% for the second quarter of 2011 compared to 3.16% for the first quarter of 2011 and up by 35 basis points from the 2.86% reported for the second quarter of 2010.
- Wealth management revenues increased by $430 thousand, or 6%, from the first quarter of 2011 and by $747 thousand, or 11%, from the second quarter of 2010. Assets under administration increased by 1% in the second quarter and by 5% in the first six months of 2011.
- The loan loss provision charged to earnings in the second quarter of 2011 was $1.2 million, a decrease of $300 thousand on both a linked quarter basis and compared to the second quarter of 2010.

-M O R E-

- Federal Deposit Insurance Corp. ("FDIC") deposit insurance premiums were down by $320 thousand from the second quarter of 2010 and by $259 thousand from the first quarter of 2011, reflecting lower assessment rates.
- Total loan growth amounted to $28 million, or 1%, in the second quarter of 2011, with commercial loan growth of $17 million and residential mortgage loan growth of $9 million.
- A balance sheet management transaction was conducted in May 2011 that included the sale of $5.7 million in mortgage-backed securities and prepayment of $5.0 million Federal Home Loan Bank of Boston ("FHLBB") advances. The transaction resulted in net realized gains on securities of $226 thousand and a $221 thousand debt prepayment penalty.
- Nonperforming assets amounted to $24.1 million, or 0.82% of total assets, at June 30, 2011, up from $22.3 million, or 0.77% of total assets, at March 31, 2011. Total loans 30 days or more past due amounted to $24.6 million, or 1.19% of total loans, at June 30, 2011, down by $2.7 million in the second quarter.

Net Interest Income

Net interest income for the second quarter of 2011 increased by $737 thousand, or 4%, from the first quarter of 2011 and by $2.2 million, or 12%, from the second quarter a year ago.

The net interest margin for the second quarter of 2011 was 3.21%, up by 5 basis points from the first quarter of 2011 and by 35 basis points from the second quarter of 2010. For the six months ended June 30, 2011, the net interest margin was 3.19%, up by 37 basis points from the same period a year earlier. The quarter and year-to-date increases in net interest margin are due in large part to lower funding costs.

Noninterest Income

Noninterest income totaled $13.3 million for the second quarter of 2011, up by $1.6 million, or 14%, on a linked quarter basis and up by $2.1 million, or 19%, over the second quarter of 2010. Second quarter 2011 noninterest income included $226 thousand of net realized gains on securities related to the previously described balance sheet management transaction and also included $203 thousand of gain recognized on the sale of a bank property, which was classified in other income. Excluding these two second quarter items, noninterest income increased by $1.2 million, or 10%, from the first quarter of 2011 and by $1.7 million, or 15%, from the same period a year earlier. The increase in noninterest income reflected increases in wealth management revenues and merchant processing fees.

-M O R E-

Wealth management revenues for the second quarter of 2011 increased by $430 thousand, or 6%, on a linked quarter basis and by $747 thousand, or 11%, over the second quarter a year ago. On a linked quarter basis, the increase in wealth management revenues includes a $254 thousand increase in tax preparation fees, which are typically concentrated in the second quarter.

Wealth management assets under administration totaled $4.1 billion at June 30, 2011, up by $29 million, from March 31, 2011 reflecting increases in market value net of income of $2 million and net client cash inflows of $28 million. Assets under administration were up by $181 million from December 31, 2010 and up by $522 million from June 30, 2010.

There were no other-than-temporary impairment losses on investment securities recognized in the second quarter of 2011, compared to $33 thousand in the first quarter of 2011 and $354 thousand in the second quarter a year earlier.

Noninterest Expenses

Noninterest expenses totaled $22.3 million for the second quarter of 2011. Second quarter of 2011 noninterest expenses included $221 thousand of debt prepayment charges. Excluding second quarter debt prepayment charges, noninterest expenses increased by $1.3 million, or 6%, from the first quarter of 2011 and by $1.1 million, or 5%, from the same period a year earlier. The increase in noninterest expenses reflected increases in salaries and employee benefit costs, merchant processing costs and foreclosed property costs, offset in part by lower FDIC deposit insurance costs.

Salaries and employee benefits costs, the largest component of noninterest expenses, increased by $570 thousand, or 5%, on a linked-quarter basis, due in large part to seasonal hires and higher commissions and incentives. Salaries and employee benefits costs increased by $672 thousand, or 6%, compared to the second quarter of 2010. This increase reflected higher staffing levels at the Burlington, Massachusetts mortgage production office, which opened in the first quarter of 2011, other selected staffing additions and higher commissions and incentives, which were being recognized at lower levels in 2010.

Income tax expense amounted to $3.3 million for the second quarter of 2011, compared to $3.0 million for the first quarter of 2011 and $2.2 million for the second quarter of 2010. The effective tax rate for both the second quarter of 2011 and first quarter of 2011 was 30.5%, as compared to 29.4% for the second quarter of 2010.

-M O R E-

Asset Quality

Nonperforming assets (nonaccrual loans, nonaccrual investment securities and property acquired through foreclosure or repossession) amounted to $24.1 million, or 0.82% of total assets, at June 30, 2011, compared to $22.3 million, or 0.77% of total assets, at March 31, 2011. Nonaccrual loans totaled $21.0 million at June 30, 2011, up by $1.6 million in the second quarter of 2011, reflecting a net increase of $1.3 million in nonaccrual residential loans. Property acquired through foreclosure or repossession amounted to $2.2 million at June 30, 2011. Four properties were acquired and five properties were sold during the quarter.

At June 30, 2011, total past due loans amounted to $24.6 million, or 1.19% of total loans, down by $2.7 million in the second quarter of 2011. Total past due commercial loans amounted to $11.3 million, or 1.05% of total commercial loans, at June 30, 2011, down by $4.1 million in the second quarter of 2011. Total past due residential mortgage loans were up by $1.4 million in the second quarter of 2011 including one mortgage with a carrying value of $942 thousand.

At June 30, 2011, loans classified as troubled debt restructurings totaled $18.6 million, down by $2.5 million from the $21.1 million balance at March 31, 2011, reflecting payoffs and declassification from troubled debt restructuring status.

The loan loss provision charged to earnings amounted to $1.2 million for the second quarter of 2011, down by $300 thousand from both the first quarter 2011 and second quarter 2010 levels. Net charge-offs amounted to $956 thousand in the second quarter of 2011, as compared to net charge-offs of $974 thousand in the first quarter of 2011 and $1.2 million in the second quarter of 2010.

Loans

Total loans grew by $28 million, or 1%, in the second quarter of 2011. We continued to experience good commercial origination activity in the second quarter, with a $17 million, or 1.4%, increase in the commercial loan portfolio, despite some larger paydowns. The residential mortgage portfolio grew by $9 million in the second quarter of 2011 while consumer loan balances increased by $1 million. During the first six months of 2011, total loans grew by $62 million, or 3%, with the largest increase in the commercial loan portfolio.

Investment Securities

The investment securities portfolio amounted to $592 million at June 30, 2011, up by $15 million from the

-M O R E-

balance at March 31, 2011, primarily due to purchases of mortgage-backed securities. The investment securities portfolio decreased by $3 million from the balance at December 31, 2010.

Deposits and Borrowings

Deposits totaled $2 billion at June 30, 2011, down by $53 million, or 3%, from the balance at March 31, 2011 reflecting a seasonal decrease in governmental and other deposits, which are expected to build again during the third quarter of 2011. On a year-to-date basis, total deposits declined by $40 million, or 2%, reflecting declines in money market account balances and time deposits, which were partially offset by increases in demand deposits, NOW accounts and savings account balances.

FHLBB advances totaled $558 million at June 30, 2011, up by $89 million from March 31, 2011 and up by $60 million from December 31, 2010.

Capital Management

Capital levels remain firmly above the regulatory minimums to be considered well capitalized, with total risk-based capital ratio of 12.98% at June 30, 2011, compared to 12.79% at December 31, 2010. Total shareholder's equity was $281.4 million at June 30, 2011, up by $12.6 million from the balance at December 31, 2010.

Dividends Declared

The Board of Directors declared a quarterly dividend of 22 cents per share for the quarter ended June 30, 2011. The dividend was paid on July 14, 2011 to shareholders of record on June 30, 2011.

Conference Call

Washington Trust will host a conference call on Tuesday, July 26, 2011 at 8:30 a.m. Eastern Time to discuss second quarter results. This call is being webcast and can be accessed through the Investor Relations section of the Washington Trust web site, www.washtrust.com. Individuals may dial in to the call at 1-877-317-6789. The international dial-in number is 1-412-317-6789. A replay of the call will be posted in this same location on the web site shortly after the conclusion of the call. To listen to a replay of the conference call, dial 1-877-344-7529. For international access, dial 1-412-317-0088. The Conference Number for replay is 10001534. The replay will be available until 9:00 a.m. on August 9, 2011.

-M O R E-

Background

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, eastern Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Select® Market under the symbol "WASH." Investor information is available on the Corporation's web site: www.washtrust.com.

Forward-Looking Statements

This press release contains certain statements that are "forward-looking statements". We may also make written or oral forward-looking statements in other documents we file with the SEC, in our annual reports to shareholders, in press releases and other written materials, and in oral statements made by our officers, directors or employees. You can identify forward-looking statements by the use of the words "believe", "expect", "anticipate", "intend", "estimate", "assume", "outlook", "will", "should", and other expressions that predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Washington Trust. These risks, uncertainties and other factors may cause the actual results, performance or achievements of Washington Trust to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following, changes in general national, regional or international economic conditions or conditions affecting the banking or financial services industries or financial capital markets, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, changes in the value of securities and other assets, reductions in loan demand, changes in loan collectibility, default and charge-off rates, changes in the size and nature of Washington Trust's competition, changes in legislation or regulation and accounting principles, policies and guidelines such as the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission and as updated by our Quarterly Reports on Form 10-Q, may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this press release, and Washington Trust assumes no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Supplemental Information – Explanation of Non-GAAP Financial Measures

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), this press release contains certain non-GAAP financial measures. Washington Trust's management believes that the supplemental non-GAAP information, which consists of measurements and ratios based on tangible equity and tangible assets, is utilized by regulators and market analysts to evaluate a company's financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for financial results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (unaudited)

(Dollars in thousands, except par value)		June 30, 2011		December 31, 2010
Assets:				
Cash and due from banks	$	64,265	$	85,971
Other short-term investments		7,480		6,765
Mortgage loans held for sale		8,825		13,894
Securities available for sale, at fair value;				
amortized cost $570,905 in 2011 and $578,897 in 2010		591,580		594,100
Federal Home Loan Bank stock, at cost		42,008		42,008
Loans:				
Commercial and other		1,073,495		1,027,065
Residential real estate		658,347		645,020
Consumer		325,310		323,553
Total loans		2,057,152		1,995,638
Less allowance for loan losses		29,353		28,583
Net loans		2,027,799		1,967,055
Premises and equipment, net		25,265		26,069
Investment in bank-owned life insurance		52,802		51,844
Goodwill		58,114		58,114
Identifiable intangible assets, net		7,377		7,852
Other assets		50,791		55,853
Total assets	$	2,936,306	$	2,909,525
Liabilities:				
Deposits:				
Demand deposits	$	261,016	$	228,437
NOW accounts		236,162		241,974
Money market accounts		355,096		396,455
Savings accounts		227,014		220,888
Time deposits		916,755		948,576
Total deposits		1,996,043		2,036,330
Federal Home Loan Bank advances		558,441		498,722
Junior subordinated debentures		32,991		32,991
Other borrowings		22,005		23,359
Other liabilities		45,401		49,259
Total liabilities		2,654,881		2,640,661
Shareholders' Equity:				
Common stock of $.0625 par value; authorized 30,000,000 shares;				
issued 16,266,483 shares in 2011 and 16,171,618 shares in 2010		1,017		1,011
Paid-in capital		86,838		84,889
Retained earnings		186,078		178,939
Accumulated other comprehensive income		7,492		4,025
Total shareholders' equity		281,425		268,864
Total liabilities and shareholders' equity	$	2,936,306	$	2,909,525

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Dollars and shares in thousands, except per share amounts)	Three Months		Six Months	
Periods ended June 30,	2011	2010	2011	2010
Interest income:				
Interest and fees on loans	$ 24,707	$ 24,180	$ 48,966	$ 48,148
Interest on securities:				
Taxable	4,869	5,837	9,642	11,888
Nontaxable	758	770	1,527	1,539
Dividends on corporate stock and Federal Home Loan Bank stock	66	54	133	109
Other interest income	13	13	37	34
Total interest income	30,413	30,854	60,305	61,718
Interest expense:				
Deposits	4,030	5,331	8,232	11,100
Federal Home Loan Bank advances	4,685	6,000	9,417	12,219
Junior subordinated debentures	392	447	782	1,077
Other interest expense	242	243	483	485
Total interest expense	9,349	12,021	18,914	24,881
Net interest income	21,064	18,833	41,391	36,837
Provision for loan losses	1,200	1,500	2,700	3,000
Net interest income after provision for loan losses	19,864	17,333	38,691	33,837
Noninterest income:				
Wealth management services:				
Trust and investment advisory fees	5,822	5,153	11,498	10,170
Mutual fund fees	1,135	1,105	2,258	2,215
Financial planning, commissions and other service fees	553	505	834	684
Wealth management services	7,510	6,763	14,590	13,069
Service charges on deposit accounts	909	913	1,841	1,762
Merchant processing fees	2,682	2,406	4,626	4,012
Card interchange fees	581	487	1,068	876
Income from bank-owned life insurance	482	474	958	913
Net gains on loan sales and commissions on loans originated for others	537	318	1,062	878
Net realized gains on securities	226	–	197	–
Net gains (losses) on interest rate swap contracts	(35)	(121)	41	(53)
Equity in losses of unconsolidated subsidiaries	(145)	(50)	(289)	(102)
Other income	538	323	921	688
Noninterest income, excluding other-than-temporary impairment losses	13,285	11,513	25,015	22,043
Total other-than-temporary impairment losses on securities	–	(243)	(54)	(245)
Portion of loss recognized in other comprehensive income (before taxes)	–	(111)	21	(172)
Net impairment losses recognized in earnings	–	(354)	(33)	(417)
Total noninterest income	13,285	11,159	24,982	21,626
Noninterest expense:				
Salaries and employee benefits	12,398	11,726	24,226	23,227
Net occupancy	1,236	1,237	2,557	2,461
Equipment	1,070	1,014	2,119	2,011
Merchant processing costs	2,345	2,057	4,014	3,414
Outsourced services	875	855	1,747	1,695
FDIC deposit insurance costs	464	784	1,187	1,578
Legal, audit and professional fees	467	408	959	926
Advertising and promotion	427	419	780	783
Amortization of intangibles	237	290	475	581
Foreclosed property costs	338	87	504	123
Debt prepayment penalties	221	–	221	–
Other expenses	2,186	2,106	4,215	3,861
Total noninterest expense	22,264	20,983	43,004	40,660
Income before income taxes	10,885	7,509	20,669	14,803
Income tax expense	3,320	2,211	6,304	4,333
Net income	$ 7,565	$ 5,298	$ 14,365	$ 10,470
Weighted average common shares outstanding – basic	16,251.6	16,104.6	16,224.5	16,081.3
Weighted average common shares outstanding – diluted	16,284.3	16,111.3	16,257.0	16,116.3
Per share information: Basic earnings per common share	$ 0.46	$ 0.33	$ 0.88	$ 0.65
Diluted earnings per common share	$ 0.46	$ 0.33	$ 0.88	$ 0.65
Cash dividends declared per share	$ 0.22	$ 0.21	$ 0.44	$ 0.42

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	At or for the Quarters Ended				
(Dollars and shares in thousands, except per share amounts)	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010
Financial Data:					
Total assets	$ 2,936,306	$ 2,892,272	$ 2,909,525	$ 2,909,003	$ 2,929,853
Total loans	2,057,152	2,029,637	1,995,638	2,011,148	1,972,498
Total securities	591,580	576,158	594,100	577,161	675,938
Total deposits	1,996,043	2,048,846	2,036,330	2,056,754	1,949,905
Total shareholders' equity	281,425	273,885	268,864	267,109	265,411
Net interest income	21,064	20,327	20,253	20,101	18,833
Provision for loan losses	1,200	1,500	1,500	1,500	1,500
Noninterest income, excluding other-than-temporary impairment losses	13,285	11,730	13,408	13,439	11,513
Net impairment losses recognized in earnings	-	(33)	-	-	(354)
Noninterest expenses	22,264	20,740	21,796	22,855	20,983
Income tax expense	3,320	2,984	3,154	2,815	2,211
Net income	7,565	6,800	7,211	6,370	5,298
Share Data:					
Basic earnings per common share	$ 0.46	$ 0.42	$ 0.44	$ 0.39	$ 0.33
Diluted earnings per common share	$ 0.46	$ 0.42	$ 0.44	$ 0.39	$ 0.33
Dividends declared per share	$ 0.22	$ 0.22	$ 0.21	$ 0.21	$ 0.21
Book value per share	$ 17.30	$ 16.87	$ 16.63	$ 16.55	$ 16.46
Tangible book value per share – Non-GAAP [1]	$ 13.27	$ 12.82	$ 12.55	$ 12.45	$ 12.34
Market value per share	$ 22.97	$ 23.74	$ 21.88	$ 19.12	$ 17.04
Shares outstanding at end of period	16,266.5	16,233.6	16,171.6	16,135.4	16,120.7
Weighted average common shares outstanding–basic	16,251.6	16,197.2	16,160.6	16,131.4	16,104.6
Weighted average common shares outstanding–diluted	16,284.3	16,229.8	16,182.7	16,136.3	16,111.3
Key Ratios:					
Return on average assets	1.04%	0.94%	0.99%	0.87%	0.73%
Return on average tangible assets – Non-GAAP [1]	1.07%	0.96%	1.01%	0.89%	0.74%
Return on average equity	10.83%	10.04%	10.70%	9.53%	8.05%
Return on average tangible equity – Non-GAAP [1]	14.16%	13.26%	14.17%	12.67%	10.78%
Capital Ratios:					
Tier 1 risk-based capital	11.72% (i)	11.65%	11.53%	11.24%	11.22%
Total risk-based capital	12.98% (i)	12.92%	12.79%	12.50%	12.47%
Tier 1 leverage ratio	8.61% (i)	8.49%	8.25%	8.04%	7.94%
Equity to assets	9.58%	9.47%	9.24%	9.18%	9.06%
Tangible equity to tangible assets – Non-GAAP [1]	7.52%	7.36%	7.14%	7.07%	6.95%
(i) – estimated					
Wealth Management Assets under Administration [2]:					
Balance at beginning of period	$ 4,119,207	$ 3,967,207	$ 3,744,632	$ 3,626,871	$ 3,869,502
Net investment appreciation (depreciation) & income	1,625	145,563	227,168	243,141	(250,445)
Net customer cash flows	27,601	6,437	(4,593)	(19,611)	7,814
Other [3]	–	–	–	(105,769)	–
Balance at end of period	$ 4,148,433	$ 4,119,207	$ 3,967,207	$ 3,744,632	$ 3,626,871

(1) See the section labeled "Supplemental Information – Non-GAAP Financial Measures" at the end of this document.

(2) Prior period amounts have been reclassified to conform to current period presentation.

(3) Amounts prior to 2011 have been revised to reflect current reporting practices. The most significant change was related to a change in the nature of a client relationship, which reduced the scope and frequency of services provided by Washington Trust. This change occurred at the beginning of the third quarter of 2010. In 2011, management concluded that a declassification of these client assets from assets under administration was appropriate, based on its current reporting practices. Accordingly, the 2010 assets under administration have been reduced by $106 million, beginning in the third quarter of that year. This revision to previously reported assets under administration did not result in any change to the reported amounts of wealth management revenues.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

| | | Six Months Ended | | |
		June 30, 2011		June 30, 2010
(Dollars and shares in thousands, except per share amounts)				
Financial Data				
Net interest income	$	41,391	$	36,837
Provision for loan losses		2,700		3,000
Noninterest income, excluding other-than-temporary impairment losses		25,015		22,043
Net impairment losses recognized in earnings		(33)		(417)
Noninterest expenses		43,004		40,660
Income tax expense		6,304		4,333
Net income		14,365		10,470
Share Data				
Basic earnings per common share	$	0.88	$	0.65
Diluted earnings per common share	$	0.88	$	0.65
Dividends declared per share	$	0.44	$	0.42
Weighted average common shares outstanding - basic		16,224.5		16,081.3
Weighted average common shares outstanding - diluted		16,257.0		16,116.3
Key Ratios				
Return on average assets		0.99%		0.72%
Return on average tangible assets – Non-GAAP [1]		1.02%		0.74%
Return on average equity		10.44%		8.03%
Return on average tangible equity – Non-GAAP [1]		13.72%		10.79%
Asset Quality Data				
Allowance for Loan Losses				
Balance at beginning of period	$	28,583	$	27,400
Provision charged to earnings		2,700		3,000
Charge-offs		(2,097)		(2,538)
Recoveries		167		123
Balance at end of period	$	29,353	$	27,985
Net Loan Charge-Offs				
Commercial:				
Mortgages	$	455	$	1,022
Construction and development		-		-
Other		1,049		1,066
Residential:				
Mortgages		263		211
Homeowner construction		-		-
Consumer		163		116
Total	$	1,930	$	2,415
Net charge-offs to average loans (annualized)		0.19%		0.25%
Wealth Management Assets Under Administration				
Balance at beginning of period		$ 3,967,207		$ 3,735,646
Net investment appreciation (depreciation) & income		147,188		(151,324)
Net customer cash flows		34,038		42,549
Balance at end of period		$ 4,148,433		$ 3,626,871

(1)   See the section labeled "Supplemental Information – Non-GAAP Financial Measures" at the end of this document.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	For the Quarters Ended				
	June. 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010
Average Yield / Rate (taxable equivalent basis):					
Assets:					
Commercial and other loans	5.23%	5.28%	5.22%	5.29%	5.23%
Residential real estate loans, including					
mortgage loans held for sale	4.72%	4.79%	4.76%	4.94%	5.05%
Consumer loans	3.91%	3.93%	3.96%	3.99%	4.00%
Total loans	4.86%	4.91%	4.87%	4.97%	4.97%
Cash, federal funds sold					
and other short-term investments	0.15%	0.22%	0.21%	0.20%	0.17%
FHLBB stock	0.31%	0.31%	–%	–%	–%
Taxable debt securities	4.01%	3.93%	3.79%	3.93%	3.93%
Nontaxable debt securities	5.88%	5.95%	5.76%	5.76%	5.82%
Corporate stocks	7.50%	8.07%	7.42%	7.72%	7.60%
Total securities	4.28%	4.23%	4.08%	4.19%	4.17%
Total interest-earning assets	4.61%	4.61%	4.54%	4.63%	4.64%
Liabilities:					
NOW accounts	0.10%	0.10%	0.12%	0.12%	0.12%
Money market accounts	0.25%	0.33%	0.34%	0.40%	0.56%
Savings accounts	0.12%	0.14%	0.14%	0.14%	0.17%
Time deposits	1.57%	1.61%	1.65%	1.74%	1.94%
FHLBB advances	3.80%	4.04%	4.13%	4.16%	4.08%
Junior subordinated debentures	4.77%	4.79%	5.15%	5.82%	5.43%
Other	4.48%	4.23%	4.43%	4.59%	4.63%
Total interest-bearing liabilities	1.61%	1.67%	1.70%	1.84%	2.00%
Interest rate spread (taxable equivalent basis)	3.00%	2.94%	2.84%	2.79%	2.64%
Net interest margin (taxable equivalent basis)	3.21%	3.16%	3.05%	3.01%	2.86%

	At June 30, 2011			
(Dollars in thousands)	Amortized Cost (1)	Unrealized Gains	Unrealized Losses	Fair Value
Securities Available for Sale:				
Obligations of U.S. government-sponsored enterprises	$ 29,415	$ 3,834	$ –	$ 33,249
Mortgage-backed securities issued by U.S. government				
agencies and U.S. government-sponsored enterprises	411,629	20,098	(35)	431,692
States and political subdivisions	78,445	3,595	(65)	81,975
Trust preferred securities:				
Individual name issuers	30,620	–	(5,009)	25,611
Collateralized debt obligations	4,414	–	(3,480)	934
Corporate bonds	13,870	1,098	–	14,968
Common stocks	658	224	–	882
Perpetual preferred stocks	1,854	415	–	2,269
Total securities available for sale	$ 570,905	$ 29,264	$ (8,589)	$ 591,580

(1) Net of other-than-temporary impairment losses recognized in earnings.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)		Period End Balances At				
		6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Loans:						
Commercial:	Mortgages	$ 562,976	$ 551,069	$ 518,623	$ 522,355	$ 510,315
	Construction & development	19,448	34,615	47,335	62,820	67,215
	Other	491,071	470,704	461,107	464,294	441,827
	Total commercial	1,073,495	1,056,388	1,027,065	1,049,469	1,019,357
Residential real estate:	Mortgages	644,210	636,916	634,739	622,975	610,245
	Homeowner construction	14,137	12,241	10,281	10,593	12,368
	Total residential real estate	658,347	649,157	645,020	633,568	622,613
Consumer:	Home equity lines	223,284	221,003	218,288	218,898	218,440
	Home equity loans	46,797	48,337	50,624	54,923	57,682
	Other	55,229	54,752	54,641	54,290	54,406
	Total consumer	325,310	324,092	323,553	328,111	330,528
	Total loans	$ 2,057,152	$ 2,029,637	$ 1,995,638	$ 2,011,148	$ 1,972,498

	At June 30, 2011	
(Dollars in thousands)	Balance	% of Total
Commercial Real Estate Loans by Property Location:		
Rhode Island, Connecticut, Massachusetts	$ 528,500	90.7%
New York, New Jersey, Pennsylvania	40,462	6.9%
New Hampshire	11,758	2.0%
Other	1,704	0.4%
Total commercial real estate loans (1)	$ 582,424	100.0%

(1) Commercial real estate loans consist of commercial mortgages and construction and development loans. Commercial mortgages are loans secured by income producing property.

	At June 30, 2011	
(Dollars in thousands)	Balance	% of Total
Residential Mortgages by Property Location:		
Rhode Island, Connecticut, Massachusetts	$ 629,477	95.6%
New York, Virginia, New Jersey, Maryland, Pennsylvania, District of Columbia	12,488	1.9%
Ohio	7,038	1.1%
California, Washington, Oregon	3,453	0.5%
Colorado, New Mexico, Utah	2,095	0.3%
Georgia	1,669	0.3%
New Hampshire	1,655	0.3%
Wyoming	472	0.0%
Total residential mortgages	$ 658,347	100.0%

(Dollars in thousands)	Period End Balances At				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Deposits:					
Demand deposits	$ 261,016	$ 274,798	$ 228,437	$ 242,455	$ 225,494
NOW accounts	236,162	228,502	241,974	236,775	234,014
Money market accounts	355,096	387,923	396,455	408,828	378,004
Savings accounts	227,014	223,599	220,888	210,271	209,616
Time deposits	916,755	934,024	948,576	958,425	902,777
Total deposits	$ 1,996,043	$ 2,048,846	$ 2,036,330	$ 2,056,754	$ 1,949,905
Out-of-market brokered certificates of deposits included in time deposits	$ 85,659	$ 51,778	$ 52,347	$ 69,385	$ 94,641
In-market deposits, excluding out of market brokered certificates of deposit	$ 1,910,384	$ 1,997,068	$ 1,983,983	$ 1,987,369	$ 1,855,264

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)	June 30, 2011		Mar. 31, 2011		Dec. 31, 2010		Sept. 30, 2010		June 30, 2010
				Period End Balances At					
Nonperforming Assets:									
Commercial mortgages	$ 7,476		$ 6,068		$ 6,624		$ 6,426		$ 6,680
Commercial construction and development	–		–		–		–		–
Other commercial	3,152		4,445		5,259		6,256		8,418
Residential real estate mortgages	9,570		8,265		6,414		6,080		6,850
Consumer	780		601		213		824		789
Total nonaccrual loans	$ 20,978		$ 19,379		$ 18,510		$ 19,586		$ 22,737
Nonaccrual investment securities	934		752		806		841		872
Property acquired through foreclosure or repossession	2,189		2,163		3,644		2,612		2,338
Total nonperforming assets	$ 24,101		$ 22,294		$ 22,960		$ 23,039		$ 25,947
Total past due loans to total loans	1.19%		1.34%		1.27%		1.24%		1.45%
Nonperforming assets to total assets	0.82%		0.77%		0.79%		0.79%		0.89%
Nonaccrual loans to total loans	1.02%		0.95%		0.93%		0.97%		1.15%
Allowance for loan losses to nonaccrual loans	139.92%		150.21%		154.42%		143.80%		123.08%
Allowance for loan losses to total loans	1.43%		1.43%		1.43%		1.40%		1.42%
Troubled Debt Restructured Loans:									
Accruing troubled debt restructured loans									
Commercial mortgages	$ 6,552		$ 10,071		$ 11,736		$ 11,812		$ 6,176
Other commercial	4,026		4,554		4,594		2,498		2,224
Residential real estate mortgages	2,279		2,724		2,863		2,870		2,234
Consumer	317		417		509		817		997
Accruing troubled debt restructured loans	13,174		17,766		19,702		17,997		11,631
Nonaccrual troubled debt restructured loans									
Commercial mortgages	2,555		826		1,302		1,473		986
Other commercial	455		526		431		213		301
Residential real estate mortgages	2,303		1,785		948		823		381
Consumer	131		199		41		43		43
Nonaccrual troubled debt restructured loans	5,444		3,336		2,722		2,552		1,711
Total troubled debt restructured loans	$ 18,618		$ 21,102		$ 22,424		$ 20,549		$ 13,342

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

				Period End Balances At					
(Dollars in thousands)		June 30, 2011		Mar. 31, 2011		Dec. 31, 2010		Sept. 30, 2010	June 30, 2010
Past Due Loans:									
Loans 30–59 Days Past Due									
Commercial mortgages	$	1,507	$	3,223	$	2,185	$	1,685	$ 3,898
Other commercial loans		1,783		2,474		1,862		2,632	3,284
Residential real estate mortgages		3,355		2,986		3,073		2,828	2,680
Consumer loans		1,979		1,735		2,005		2,218	3,364
Loans 30–59 days past due	$	8,624	$	10,418	$	9,125	$	9,363	$ 13,226
Loans 60–89 Days Past Due									
Commercial mortgages	$	1,013	$	1,626	$	514	$	–	$ 19
Other commercial loans		80		315		953		492	1,195
Residential real estate mortgages		992		1,345		1,477		430	861
Consumer loans		120		335		448		420	195
Loans 60-89 days past due	$	2,205	$	3,621	$	3,392	$	1,342	$ 2,270
Loans 90 Days or more Past Due									
Commercial mortgages	$	5,553	$	5,242	$	5,322	$	4,952	$ 3,695
Other commercial loans		1,378		2,524		3,376		4,240	2,919
Residential real estate mortgages		6,549		5,165		4,041		4,696	5,942
Consumer loans		245		317		11		277	634
Loans 90 days or more past due	$	13,725	$	13,248	$	12,750	$	14,165	$ 13,190
Total Past Due Loans									
Commercial mortgages	$	8,073	$	10,091	$	8,021	$	6,637	$ 7,612
Other commercial loans		3,241		5,313		6,191		7,364	7,398
Residential real estate mortgages		10,896		9,496		8,591		7,954	9,483
Consumer loans		2,344		2,387		2,464		2,915	4,193
Total past due loans	$	24,554	$	27,287	$	25,267	$	24,870	$ 28,686
Nonaccrual loans included in past due loans	$	16,705	$	16,456	$	14,894	$	15,870	$ 17,881

				For the Quarters Ended					
(Dollars in thousands)		June 30, 2011		Mar. 31, 2011		Dec. 31, 2010		Sept. 30, 2010	June 30, 2010
Allowance for Loan Losses:									
Balance at beginning of period	$	29,109	$	28,583	$	28,165	$	27,985	$ 27,711
Provision charged to earnings		1,200		1,500		1,500		1,500	1,500
Charge-offs		(1,046)		(1,051)		(1,396)		(1,468)	(1,263)
Recoveries		90		77		314		148	37
Balance at end of period	$	29,353	$	29,109	$	28,583	$	28,165	$ 27,985
Net Loan Charge-Offs (Recoveries):									
Commercial mortgages	$	122	$	333	$	226	$	(96)	$ 531
Other commercial		540		509		695		1,026	558
Residential real estate mortgages		145		118		(99)		301	90
Consumer		149		14		260		89	47
Total	$	956	$	974	$	1,082	$	1,320	$ 1,226

The following tables present average balance and interest rate information. Tax-exempt income is converted to a fully taxable equivalent basis using the statutory federal income tax rate adjusted for applicable state income taxes, net of the related federal tax benefit. For dividends on corporate stocks, the 70% federal dividends received deduction is also used in the calculation of tax equivalency. Unrealized gains (losses) on available for sale securities are excluded from the average balance and yield calculations. Nonaccrual and renegotiated loans, as well as interest earned on these loans (to the extent recognized in the Consolidated Statements of Income) are included in amounts presented for loans.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

Three months ended June 30,	2011			2010		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Commercial and other loans	$ 1,065,619	$ 13,900	5.23%	$ 1,008,153	$ 13,149	5.23%
Residential real estate loans, including						
mortgage loans held for sale	656,570	7,732	4.72%	618,907	7,790	5.05%
Consumer loans	324,890	3,166	3.91%	329,562	3,289	4.00%
Total loans	2,047,079	24,798	4.86%	1,956,622	24,228	4.97%
Cash, federal funds sold						
and other short-term investments	34,166	13	0.15%	30,660	13	0.17%
FHLBB stock	42,008	32	0.31%	42,008	–	–%
Taxable debt securities	486,905	4,869	4.01%	595,523	5,837	3.93%
Nontaxable debt securities	78,447	1,150	5.88%	79,467	1,154	5.82%
Corporate stocks	2,513	47	7.50%	4,012	76	7.60%
Total securities	567,865	6,066	4.28%	679,002	7,067	4.17%
Total interest-earning assets	2,691,118	30,909	4.61%	2,708,292	31,308	4.64%
Non interest-earning assets	212,968			212,546		
Total assets	$ 2,904,086			$ 2,920,838		
Liabilities and Shareholders' Equity:						
NOW accounts	$ 229,746	$ 60	0.10%	$ 213,045	$ 63	0.12%
Money market accounts	393,945	249	0.25%	392,691	547	0.56%
Savings accounts	224,588	69	0.12%	205,582	85	0.17%
Time deposits	935,813	3,652	1.57%	957,311	4,636	1.94%
FHLBB advances	494,989	4,685	3.80%	589,577	6,000	4.08%
Junior subordinated debentures	32,991	392	4.77%	32,991	447	5.43%
Other	21,663	242	4.48%	21,073	243	4.63%
Total interest-bearing liabilities	2,333,735	9,349	1.61%	2,412,270	12,021	2.00%
Demand deposits	251,585			207,271		
Other liabilities	39,485			38,159		
Shareholders' equity	279,281			263,138		
Total liabilities and shareholders' equity	$ 2,904,086			$ 2,920,838		
Net interest income (FTE)		$ 21,560			$ 19,287	
Interest rate spread			3.00%			2.64%
Net interest margin			3.21%			2.86%

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:

(Dollars in thousands)

Three months ended June 30,	2011	2010
Commercial and other loans	$ 91	$ 48
Nontaxable debt securities	392	384
Corporate stocks	13	22
Total	$ 496	$ 454

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

Six months ended June 30,	2011				2010			
(Dollars in thousands)		Average Balance		Interest	Yield/ Rate		Average Balance		Interest	Yield/ Rate
Assets:										
Commercial and other loans	$	1,051,577	$	27,406	5.26%	$	997,042	$	26,053	5.27%
Residential real estate loans, including										
mortgage loans held for sale		653,938		15,432	4.76%		617,216		15,664	5.12%
Consumer loans		324,471		6,310	3.92%		329,438		6,528	4.00%
Total loans		2,029,986		49,148	4.88%		1,943,696		48,245	5.01%
Cash, federal funds sold										
and other short-term investments		39,029		37	0.19%		33,201		34	0.21%
FHLBB stock		42,008		64	0.31%		42,008		–	–%
Taxable debt securities		489,544		9,642	3.97%		597,337		11,888	4.01%
Nontaxable debt securities		78,947		2,316	5.92%		79,524		2,310	5.86%
Corporate stocks		2,512		96	7.71%		4,012		151	7.59%
Total securities		571,003		12,054	4.26%		680,873		14,349	4.25%
Total interest-earning assets		2,682,026		61,303	4.61%		2,699,778		62,628	4.68%
Non interest-earning assets		212,379					208,787			
Total assets	$	2,894,405				$	2,908,565			
Liabilities and Shareholders' Equity:										
NOW accounts	$	227,375	$	118	0.10%	$	203,809	$	127	0.13%
Money market accounts		396,614		572	0.29%		400,907		1,164	0.59%
Savings accounts		222,481		144	0.13%		201,255		170	0.17%
Time deposits		941,093		7,398	1.59%		954,398		9,639	2.04%
FHLBB advances		485,233		9,417	3.91%		590,769		12,219	4.17%
Junior subordinated debentures		32,991		782	4.78%		32,991		1,077	6.58%
Other		22,389		483	4.35%		21,030		485	4.65%
Total interest-bearing liabilities		2,328,176		18,914	1.64%		2,405,159		24,881	2.09%
Demand deposits		250,550					203,757			
Other liabilities		40,520					38,828			
Shareholders' equity		275,159					260,821			
Total liabilities and shareholders' equity	$	2,894,405				$	2,908,565			
Net interest income (FTE)			$	42,389				$	37,747	
Interest rate spread					2.97%					2.59%
Net interest margin					3.19%					2.82%

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:

(Dollars in thousands)

Six months ended June 30,		2011		2010
Commercial and other loans	$	182	$	97
Nontaxable debt securities		789		771
Corporate stocks		27		42
Total	$	998	$	910

Washington Trust Bancorp, Inc. and Subsidiaries
SUPPLEMENTAL INFORMATION – Non-GAAP Financial Measures (unaudited)

					At or for the Quarters Ended				
(Dollars in thousands, except per share amounts)		June. 30, 2011		Mar. 31, 2011		Dec. 31, 2010		Sept. 30, 2010		June 30, 2010
Calculation of Tangible Book Value per Share:									
Total shareholders' equity at end of period	$	281,425	$	273,885	$	268,864	$	267,109	$	265,411
Less:									
Goodwill		58,114		58,114		58,114		58,114		58,114
Identifiable intangible assets, net		7,377		7,614		7,852		8,089		8,362
Total tangible shareholders' equity at end of period	$	215,934	$	208,157	$	202,898	$	200,906	$	198,935
Shares outstanding at end of period		16,266.5		16,233.6		16,171.6		16,135.4		16,120.7
Book value per share – GAAP	$	17.30	$	16.87	$	16.63	$	16.55	$	16.46
Tangible book value per share – Non-GAAP	$	13.27	$	12.82	$	12.55	$	12.45	$	12.34
Calculation of Tangible Equity to Tangible Assets:									
Total tangible shareholders' equity at end of period	$	215,934	$	208,157	$	202,898	$	200,906	$	198,935
Total assets at end of period	$	2,936,306	$	2,892,272	$	2,909,525	$	2,909,003	$	2,929,853
Less:									
Goodwill		58,114		58,114		58,114		58,114		58,114
Identifiable intangible assets, net		7,377		7,614		7,852		8,089		8,362
Total tangible assets at end of period	$	2,870,815	$	2,826,544	$	2,843,559	$	2,842,800	$	2,863,377
Equity to assets - GAAP		9.58%		9.47%		9.24%		9.18%		9.06%
Tangible equity to tangible assets – Non-GAAP		7.52%		7.36%		7.14%		7.07%		6.95%
Calculation of Return on Average Tangible Assets:									
Net income	$	7,564	$	6,800	$	7,211	$	6,370	$	5,298
Total average assets	$	2,904,086	$	2,884,618	$	2,912,770	$	2,931,816	$	2,920,838
Less:									
Average goodwill		58,114		58,114		58,114		58,114		58,114
Average identifiable intangible assets, net		7,493		7,730		7,967		8,216		8,503
Total average tangible assets	$	2,838,479	$	2,818,774	$	2,846,689	$	2,865,486	$	2,854,221
Return on average assets - GAAP		1.04%		0.94%		0.99%		0.87%		0.73%
Return on average tangible assets – Non-GAAP		1.07%		0.96%		1.01%		0.89%		0.74%
Calculation of Return on Average Tangible Equity:									
Net income	$	7,564	$	6,800	$	7,211	$	6,370	$	5,298
Total average shareholders' equity	$	279,281	$	270,991	$	269,570	$	267,431	$	263,138
Less:									
Average goodwill		58,114		58,114		58,114		58,114		58,114
Average identifiable intangible assets, net		7,493		7,730		7,967		8,216		8,503
Total average tangible shareholders' equity	$	213,674	$	205,147	$	203,489	$	201,101	$	196,521
Return on average shareholders' equity - GAAP		10.83%		10.04%		10.70%		9.53%		8.05%
Return on average tangible shareholders' equity – Non-GAAP		14.16%		13.26%		14.17%		12.67%		10.78%

Washington Trust Bancorp, Inc. and Subsidiaries
SUPPLEMENTAL INFORMATION – Non-GAAP Financial Measures (unaudited)

(Dollars in thousands)	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Calculation of return on average tangible assets		
Net income	$ 14,364	$ 10,470
Total average assets	$ 2,894,405	$ 2,908,565
Less:		
Average goodwill	58,114	58,114
Average identifiable intangible assets, net	7,611	8,648
Total average tangible assets	$ 2,828,680	$ 2,841,803
Return on average assets - GAAP	0.99%	0.72%
Return on average tangible assets – Non-GAAP	1.02%	0.74%
Calculation of return on average tangible equity		
Net income	$ 14,364	$ 10,470
Total average shareholders' equity	$ 275,159	$ 260,821
Less:		
Average goodwill	58,114	58,114
Average identifiable intangible assets, net	7,611	8,648
Total average tangible shareholders' equity	$ 209,434	$ 194,059
Return on average shareholders' equity - GAAP	10.44%	8.03%
Return on average tangible shareholders' equity – Non-GAAP	13.72%	10.79%